VolitionRx Limited

December 20, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:	Ms. Tara Harkins
Mr. Kevin Kuhar

Re:	VolitionRx Limited
Form 10-K for Fiscal Year Ended December 31, 2022 File No. 001-36833

Dear Ms. Harkins and Mr. Kuhar:

This letter is being respectfully submitted by VolitionRx Limited, a Delaware corporation (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission Division of Corporation Finance on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022, contained in the Staff letter dated December 15, 2023 (the “Letter”). The Company’s responses are preceded by a reproduction of the Staff’s comments as set forth in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 76

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We note that you identified material weaknesses in your internal control over financial reporting as of December 31, 2022. Please revise future filings to clearly describe each specific material weakness identified and definitively state management’s conclusion of the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company respectfully submits that it will clearly describe in future filings, beginning with the Annual Report on Form 10-K for the year ending December 31, 2023, each specific material weakness to the Company’s internal control over financial reporting, if any, and definitively state management’s conclusion of the effectiveness of the Company’s internal control over financial reporting at the end of the period in accordance with the guidance in Item 308(a)(3) of Regulation S-K.

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In responding to the Staff’s comments in the Letter, the Company acknowledges that it and its management is responsible for the adequacy and accuracy of the disclosures in its filings notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions or if we can provide any additional information, please contact Marc Alcser, Esq., of Stradling Yocca Carlson & Rauth, P.C., our outside legal counsel, via telephone at (949) 725-4136 or via electronic mail at malcser@stradlinglaw.com.

Sincerely,

/s/ Terig Hughes
Terig Hughes Chief Financial Officer VolitionRx Limited

cc:	Cameron Reynolds
Chief Executive Officer VolitionRx Limited

Nick Plummer General Counsel VolitionRx Limited

Marc Alcser, Esq. Stradling Yocca Carlson Rauth, P.C.

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